SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Sycamore Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

871206405
(CUSIP Number)

Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,632,863

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,632,863

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,632,863

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
176,947

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
176,947

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
176,947

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,809,810

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,809,810

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,809,810

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,809,810

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,809,810

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,809,810

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14.	TYPE OF REPORTING PERSON*
IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.Security and Issuer.

This statement relates to the shares of Common Stock, $.001 par value ("Common Stock"), of Sycamore Networks, Inc. (the "Issuer").  The Issuer's principal executive office is located at 220 Mill Road, Chelmsford, Massachusetts 01824.

ITEM 2. Identity and Background.

(a)-(c) and (f)The names of the persons filing this statement on Schedule 13D (collectively, the "Reporting Persons") are:

•	Burlingame Equity Investors Master Fund, LP, a Cayman Islands exempted limited partnership ("Master Fund");

•	Burlingame Equity Investors II, LP, a Delaware limited partnership (“Onshore Fund II”);

•	Burlingame Asset Management, LLC, a Delaware limited liability company (“BAM”); and

•	Blair E. Sanford, a citizen of the United States (“Mr. Sanford”).

BAM is the general partner of each of the Master Fund and Onshore Fund II.  Mr. Sanford is the managing member of BAM.  BAM and Mr. Sanford may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Master Fund and Onshore Fund II.

The business address of each of the Onshore Fund II, BAM and Mr. Sanford is One Market Street, Spear Street Tower, Suite 3750, San Francisco, California 94105.

The business address of the Master Fund is c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.

The principal business of each of the Master Fund and Onshore Fund II is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of BAM is serving as the general partner of each of the Master Fund and Onshore Fund II.

Mr. Sanford’s principal occupation is serving as the managing member of BAM.

(d)During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration.

The source and amount of funds used by the Master Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                                     AMOUNT OF FUNDS
Working Capital                                                               $ 3,659,806

The source and amount of funds used by the Onshore Fund II in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                                     AMOUNT OF FUNDS
Working Capital                                                               $ 396,607

ITEM 4.Purpose of Transaction.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors of the Issuer, other stockholders of the Issuer and other relevant parties concerning any such purposes, plans or proposals, which may include discussions regarding the liquidation plan of the Issuer, including the treatment of the Issuer’s net operating losses.

ITEM 5.Interest in Securities of the Issuer.

(a)      The Reporting Persons beneficially own:

(i) The Master Fund individually beneficially owns 1,632,863 shares of Common Stock representing 5.7% of all of the outstanding shares of Common Stock.

(ii) The Onshore Fund II individually beneficially owns 176,947 shares of Common Stock representing 0.6% of all of the outstanding shares of Common Stock.

(iii) BAM may be deemed to be the beneficial owner of the 1,809,810 shares of Common Stock beneficially owned by the Master Fund and Onshore Fund II representing 6.3% of all the outstanding shares of Common Stock.

(iv) Mr. Sanford may be deemed to be the beneficial owner of the 1,809,810 shares of Common Stock beneficially owned by BAM representing 6.3% of all the outstanding shares of Common Stock.

(v) Collectively, the Reporting Persons beneficially own 1,809,810 shares of Common Stock representing 6.3% of all of the outstanding shares of Common Stock.

(b)     The Master Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,632,863 shares of Common Stock individually beneficially owned by the Master Fund.

                The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 176,947 shares of Common Stock individually beneficially owned by the Onshore Fund II.

(c)Transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

                (d)Not applicable.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:   February 11, 2013

BURLINGAME EQUITY INVESTORS MASTER FUND, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME ASSET MANAGEMENT, LLC

By:  /s/ Blair E. Sanford
            Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
     Blair E. Sanford

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Sycamore Networks, Inc. dated as of February 11, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:   February 11, 2013

BURLINGAME EQUITY INVESTORS MASTER FUND, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME ASSET MANAGEMENT, LLC

By:  /s/ Blair E. Sanford
            Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
     Blair E. Sanford

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Burlingame Equity Investors Master Fund, LP during the past sixty (60) days:

Date	Security	Amount of Shares Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
1/24/2013	Common Stock	65,821	2.2352
1/25/2013	Common Stock	139,774	2.2784
1/28/2013	Common Stock	85,525	2.2708
1/29/2013	Common Stock	76,901	2.2483
1/30/2013	Common Stock	49,687	2.2727
1/31/2013	Common Stock	48,945	2.2617
2/1/2013	Common Stock	1,113,150	2.2345
2/4/2013	Common Stock	53,060	2.1892

All of the above transactions were effected on the open market.

The following transactions were effected by Burlingame Equity Investors II, LP during the past sixty (60) days:

Date	Security	Amount of Shares Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
1/24/2013	Common Stock	7,170	2.2352
1/25/2013	Common Stock	15,226	2.2784
1/28/2013	Common Stock	9,316	2.2708
1/29/2013	Common Stock	8,377	2.2483
1/30/2013	Common Stock	5,413	2.2727
1/31/2013	Common Stock	5,332	2.2617
2/1/2013	Common Stock	120,363	2.2345
2/4/2013	Common Stock	5,750	2.1892

All of the above transactions were effected on the open market.